SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

GlobeImmune, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37957B100

(CUSIP Number)

July 2, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 15

CUSIP #37957B100	Page 2 of 17

1	NAME OF REPORTING PERSONS Morgenthaler Partners VII, L.P. (“Morgenthaler VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
539,347 shares, except that Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”), the general partner of Morgenthaler VII, may be deemed to have sole power to vote these shares, and Robert C. Bellas, Jr. (“Bellas”), James W. Broderick (“Broderick”), Gary R. Little (“Little”), John D. Lutsi (“Lutsi”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Peter G. Taft (“Taft”), the managing members of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
539,347 shares, except that Morgenthaler VII GP, the general partner of Morgenthaler VII, may be deemed to have sole power to dispose of these shares, and Bellas, Broderick, Little, Lutsi, Morgenthaler, Pavey and Taft, the managing members of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON PN

CUSIP #37957B100	Page 3 of 17

1	NAME OF REPORTING PERSONS Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
539,347 shares, all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler VII GP, the general partner of Morgenthaler VII, may be deemed to have sole power to vote these shares, and Robert C. Bellas, Jr. (“Bellas”), James W. Broderick (“Broderick”), Gary R. Little (“Little”), John D. Lutsi (“Lutsi”), Gary J. Morgenthaler (“Morgenthaler”), Robert D. Pavey (“Pavey”) and Peter G. Taft (“Taft”), the managing members of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
539,347 shares, all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP, the general partner of Morgenthaler VII, may be deemed to have sole power to dispose of these shares, and Bellas, Broderick, Little, Lutsi, Morgenthaler, Pavey and Taft, the managing members of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON OO

CUSIP #37957B100	Page 4 of 17

1	NAME OF REPORTING PERSONS Robert C. Bellas, Jr. (“Bellas”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
539,347 shares, all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”) is the general partner of Morgenthaler VII, and Bellas, a managing member of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
539,347 shares, all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP is the general partner of Morgenthaler VII, and Bellas, a managing member of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON IN

CUSIP #37957B100	Page 5 of 17

1	NAME OF REPORTING PERSONS James W. Broderick (“Broderick”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
539,347 shares, all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”) is the general partner of Morgenthaler VII, and Broderick, a managing member of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
539,347 shares, all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP is the general partner of Morgenthaler VII, and Broderick, a managing member of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON IN

CUSIP #37957B100	Page 6 of 17

1	NAME OF REPORTING PERSONS Gary R. Little (“Little”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
539,347 shares, all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”) is the general partner of Morgenthaler VII, and Little, a managing member of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
539,347 shares, all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP is the general partner of Morgenthaler VII, and Little, a managing member of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON IN

CUSIP #37957B100	Page 7 of 17

1	NAME OF REPORTING PERSONS John D. Lutsi (“Lutsi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
539,347 shares, all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”) is the general partner of Morgenthaler VII, and Lutsi, a managing member of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
539,347 shares, all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP is the general partner of Morgenthaler VII, and Lutsi, a managing member of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON IN

CUSIP #37957B100	Page 8 of 17

1	NAME OF REPORTING PERSONS Gary J. Morgenthaler (“Morgenthaler”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
539,347 shares, all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”) is the general partner of Morgenthaler VII, and Morgenthaler, a managing member of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
539,347 shares, all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP is the general partner of Morgenthaler VII, and Morgenthaler, a managing member of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON IN

CUSIP #37957B100	Page 9 of 17

1	NAME OF REPORTING PERSONS Robert D. Pavey (“Pavey”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
539,347 shares, all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”) is the general partner of Morgenthaler VII, and Pavey, a managing member of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
539,347 shares, all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP is the general partner of Morgenthaler VII, and Pavey, a managing member of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON IN

CUSIP #37957B100	Page 10 of 17

1	NAME OF REPORTING PERSONS Peter G. Taft (“Taft”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6	SHARED VOTING POWER
539,347 shares, all of which are directly owned by Morgenthaler Partners VII, L.P. (“Morgenthaler VII”). Morgenthaler Management Partners VII, LLC (“Morgenthaler VII GP”) is the general partner of Morgenthaler VII, and Taft, a managing member of Morgenthaler VII GP, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER - 0 -
8	SHARED DISPOSITIVE POWER
539,347 shares, all of which are directly owned by Morgenthaler VII. Morgenthaler VII GP is the general partner of Morgenthaler VII, and Taft, a managing member of Morgenthaler VII GP, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 539,347
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSON IN

CUSIP #37957B100	Page 11 of 17

ITEM 1(A).	NAME OF ISSUER

GlobeImmune, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1450 Infinite Drive

Louisville, Colorado 80027

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule is filed by Morgenthaler Partners VII, L.P., a Delaware limited partnership, Morgenthaler Management Partners VII, LLC a Delaware limited liability company, Robert C. Bellas, Jr., James W. Broderick, Gary R. Little, John D. Lutsi, Gary J. Morgenthaler, Robert D. Pavey and Peter G. Taft. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Morgenthaler Ventures

2710 Sand Hill Road, Suite 100

Menlo Park, California 94025

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value

ITEM 2(D)	CUSIP NUMBER

37957B100

ITEM 3.	IF this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the 539,347 shares of common stock of the Issuer (which includes 8,886 shares issuable upon conversion of warrants) by the persons filing this Statement is provided as of July 11, 2014:

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

CUSIP #37957B100	Page 12 of 17

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of Morgenthaler Partners VII, L.P. and the limited liability company agreement of Morgenthaler Management Partners VII, LLC, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #37957B100	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2014

MORGENTHALER PARTNERS, VII, L.P.

By:   MORGENTHALER MANAGEMENT PARTNERS VII, LLC

Its:   General Partner

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

MORGENTHALER MANAGEMENT PARTNERS VII, LLC

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

ROBERT C. BELLAS, JR.

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

JAMES W. BRODERICK

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

GARY R. LITTLE

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

JOHN D. LUTSI

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

CUSIP #37957B100	Page 14 of 17

GARY J. MORGENTHALER

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

ROBERT D. PAVEY

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

PETER G. TAFT

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

* Signed pursuant to a power of attorney already on file with the appropriate agencies.

CUSIP #37957B100	Page 15 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

CUSIP #37957B100	Page 16 of 17

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: July 11, 2014

MORGENTHALER PARTNERS, VII, L.P.

By:   MORGENTHALER MANAGEMENT PARTNERS VII, LLC

Its:   General Partner

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

MORGENTHALER MANAGEMENT PARTNERS VII, LLC

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

ROBERT C. BELLAS, JR.

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

JAMES W. BRODERICK

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

GARY R. LITTLE

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

CUSIP #37957B100	Page 17 of 17

JOHN D. LUTSI

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

GARY J. MORGENTHALER

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

ROBERT D. PAVEY

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

PETER G. TAFT

By:	/s/ Scott D. Walters
Name: Scott D. Walters Title: Attorney-in-Fact*

* Signed pursuant to a power of attorney already on file with the appropriate agencies.